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Exhibit

Exhibit            Description

99.1                 Announcement on 2022/03/02: UMC will attend investor conferences on 2022/03/07

99.2                 Announcement on 2022/03/02: UMC will attend investor conferences on 2022/03/09

99.3                 Announcement on 2022/03/08: To announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2022/03/10: UMC will attend investor conferences on 2022/03/14

99.5                 Announcement on 2022/03/10: UMC will attend investor conferences on 2022/03/16

99.6                 Announcement on 2022/03/16: UMC will attend investor conferences on 2022/03/18

99.7                 Announcement on 2022/03/16: To announce the registration of capital reduction due to cancellation of the RSA

99.8                 Announcement on 2022/03/23: To announce related materials on acquisition of machinery and equipment

99.9                 Announcement on 2022/03/04: February Revenue

99.10               Announcement on 2022/03/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2022/03/07

1. Date of institutional investor conference: 2022/03/07

2. Time of institutional investor conference: 02:45 PM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “1Q22 Virtual APAC Tech Tour”, held by UBS.

5. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2022/03/09

1. Date of institutional investor conference: 2022/03/09

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Corporate Day 2022”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/06/29~2022/03/08

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,139,182,938;

total transaction price: NT$1,139,182,938

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

KLA-Tencor (Singapore) Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2022/03/14

1. Date of institutional investor conference: 2022/03/14~2022/03/15

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “2022 APAC TMT Conference”, held by BofA Securities.

5. Any other matters that need to be specified: None

Exhibit 99.5

UMC will attend investor conferences on 2022/03/16

1. Date of institutional investor conference: 2022/03/16

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Access Day”, held by CLSA.

5. Any other matters that need to be specified: None

Exhibit 99.6

UMC will attend investor conferences on 2022/03/18

1. Date of institutional investor conference: 2022/03/18

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Virtual Asia Techknowledge Tour”, held by Fubon Securities and Jefferies.

5. Any other matters that need to be specified: None

Exhibit 99.7

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2022/03/14

2. Date of completion of capitalization change registration: 2022/03/14

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$124,832,475,660; the shares outstanding are 12,483,247,566 shares; book value per share is NT$22.51

(2) After the capital reduction: The paid-in capital is NT$124,821,234,840; the shares outstanding are 12,482,123,484 shares; book value per share is NT$22.51

(Net worth per share was calculated based on the consolidated financial statements for the year of 2021 audited by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/12/15~2022/03/23

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,291,943,400;

total transaction price: NT$1,291,943,400

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

MURATA MACHINERY LTD., TAIWAN PROJECT OFFICE; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.9

United Microelectronics Corporation

March 4, 2022

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2022.

1)	Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
February	Net sales	20,809,602	14,947,898	5,861,704	39.21%
Year-to-Date	Net sales	41,282,368	32,477,457	10,804,911	35.45%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	500,000	500,000	28,097,970
Note1: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of February 28, 2022 was NT$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	17,155,900	16,949,450	126,440,866

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021 and December 15, 2021, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 290 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,790,080	0
Fair Value	0	0	(10,118)	0
Net profit (loss) from Fair Value	0	0	(10,118)	0
Written-off Trading
Contracts	0	0	663,898	0
Realized profit (loss)	0	0	(4,086)	0

Exhibit 99.10

United Microelectronics Corporation

For the month of February, 2022

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of January 31, 2022	Number of shares as of February 28, 2022	Changes
--	--	--	--	--
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of January 31, 2022	Number of shares as of February 28, 2022	Changes
--	--	--	--	--